

April 11, 2012

Leonard R. Stein
Senior Vice President, General Counsel
Splunk Inc.
250 Brannan Street
San Francisco, CA 94107

> **Re:** **Splunk Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 6, 2012**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 9, 2012**
> **File No. 333-178988**

Dear Mr. Stein:

We have reviewed your amended registration statements and have the following comment. Unless otherwise noted, references in this letter to prior comments refer to our letter dated March 29, 2012.

<u>Certain Relationships and Related Party Transactions, page 126</u>

1. Explain the basis for your apparent belief that disclosure relating to the events described under footnote (11) on page F-23 is not presented in the above-referenced section. Instruction 6 to Item 404(a) would appear applicable to at most one of the related parties. If any of the individuals for whom Item 404 disclosure is required also served as a member of the compensation committee during the last fiscal year, please include the corresponding related party disclosure under the Interlocks heading as required by Regulation S-K Item 407(e)(4).

       You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief

cc: Via E-mail
       Jeffrey D. Saper
       Wilson Sonsini Goodrich & Rosati, P.C.